Exhibit (a)(17)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ADRIENNE COHEN,	)
)
Plaintiff,	)
)
v.	)
	)	C.A. No.
R. BLAKE YOUNG, NORA M.	)
BROWNELL, ALEC G. DREYER,	)
RUDOLF J. HOEFLING, A. LAURENCE	)
JONES, DAVID R. KUZMA, JOHN	)
MCCARTER, JAMES J. MOORE,	)
JOSEPH M. O’DONNELL, JOHN REGO,	)
COMVERGE, INC., PEAK HOLDING	)
CORP., PEAK MERGER CORP. and	)
H.I.G. CAPITAL, L.L.C.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Adrienne Cohen (“Plaintiff”), by her attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of herself and all other similarly situated public shareholders of Comverge, Inc. (“Comverge” or the “Company”) against the Company and its Board of Directors (the “Individual Defendants”), for breaches of fiduciary duties, and against H.I.G. Capital, L.L.C. (“HIG”), a private investment firm, and its affiliates, Peak Holding Corp. (“Peak”) and Peak Merger Corp. (“Merger Sub”), for aiding such breaches of fiduciary duties. Plaintiff’s claims arise from the Agreement and Plan of Merger between the Company, Peak and Merger Sub dated March 26, 2012 (the “Merger Agreement”) pursuant to which Peak will commence a tender offer (the “Tender Offer”) to acquire all outstanding shares of Comverge for $1.75 per share in cash (the “Buyout”) for a total consideration of approximately $49 million.

2. The Buyout is a take under, where the Buyout price is lower than the market price at the time of the Merger Agreement. Comverge stock traded at $7.58 on January 5, 2011 and at $1.88 (7% above the Buyout price) as recently as March 23, 2012 – the last trading day before announcement of the Buyout. Following the announcement of the Buyout, Comverge stock has been trading above $1.75 and as high as $1.99 per share on March 26, 2012. In addition, an analyst has set a price target on Comverge stock at $8.65 per share.

3. The Individual Defendants have therefore breached their fiduciary duties by agreeing to the Buyout for below consideration and without conducting an appropriate sale process or otherwise taking reasonable steps to ensure that Comverge’s public shareholders will receive maximum value for their shares. The Individual Defendants have further agreed to onerous deal protection devices, including a termination and expense fees totaling $2.7 to $3.43 million, or 5.6% to 7% of the equity value of the Buyout, to discourage a superior offer from being made for the Company. Accordingly, Plaintiff seeks equitable relief, compelling the Board to properly exercise its fiduciary duties to maximize shareholder value in connection with the Buyout or any alternate transaction.

THE PARTIES

4. Plaintiff is, and at all times relevant hereto was, the owner of shares of Comverge common stock.

5. Comverge is a Delaware corporation with principle executive offices located at 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092. Comverge provides intelligent energy management (“IEM”) solutions that provide residential, commercial and industrial consumers with time of use electricity price signals, allowing consumers to match electricity use with the cost of purchasing electricity, thereby adjusting their energy usage to save cost. The Company’s IEM technology is also used by utility companies to monitor residential power consumption and adjust power distribution during peak times to prevent power outages. The Company’s customers include large investor-owned utilities, independent system operators and regional transmission organizations (which are regional entities that monitor and control a regional electric grid), electric cooperatives, municipalities, energy service companies and military bases, including energy providers such as Austin Energy, Consolidated Edison Company of New York, Inc., Georgia Power, Gulf Power Company, Inc., PacifiCorp, PECO, Pepco Holdings, Inc., PJM Interconnection, PPL Corporation, Progress Energy, Inc., Public Service Company of New Mexico, San Diego Gas & Electric Company and Southern Maryland Electric Cooperative, Inc. Comverge common stock is publicly trades on the NASDAQ Stock Market under the symbol “COMV.”

6. Defendant R. Blake Young (“Young”) has served as the Company’s President and Chief Executive Officer (“CEO”) since February 2010, and as a member of the Board since August 2006. Prior to joining Comverge, Young served in various senior management positions of Dynegy Inc. from 1998 to 2005.

7. Defendant Nora Mead Brownell (“Brownell”) has served as a member of the Board since December 2006. Brownell serves on the compensation committee and is the chair of the nominating and corporate governance committee of the Board.

8. Defendant Alec G. Dreyer (“Dreyer”) has served as a member of the Board since January 2008. Dreyer serves as chairman of the audit committee and as a member of the compensation committee of the Board. Prior to joining Comverge, Dreyer served as an Executive Vice President of Dynegy Inc.

9. Defendant Rudolf J. Hoefling (“Hoefling”) joined the Board effective February 27, 2012 to fill vacancy of Class II directors following resignation of director Scott B. Ungerrer, and decision by defendant Joseph M. O’Donnell (“O’Donnell”) not to seek reelection. Hoefling is a member of the Board’s audit committee and the nominating and corporate governance committee.

10. Defendant A. Laurence Jones (“Jones”) has served as a member of the Board since October 2009. Jones is a member of the Board’s audit committee and the compensation committee.

11. Defendant David R. Kuzma (“Kuzma”) joined the Board effective February 27, 2012, when the Board increased the number of authorized directors of the Board from eight to ten directors. Kuzma now serves as the chair of the compensation committee.

12. Defendant John T. McCarter (“McCarter”) has served as a member of the Board since October 2010. McCarter is a member of the Board’s nominating and corporate governance committee and the compensation committee.

13. Defendant James J. Moore (“Moore”) joined the Board effective February 27, 2012, when the Board increased the number of authorized directors of the Board from eight to ten directors. Moore is a member of the Board’s nominating and corporate governance committee.

14. Defendant O’Donnell has served as a member of the Board since October 2009. In February 2012, O’Donnell informed the Board that he would not seek reelection.

15. Defendant John S. Rego (“Rego”) has served as a member of the Board since October 2010. Rego is the chair of the Board’s audit committee.

16. Defendants Young, Brownell, Dreyer, Hoefling, Jones, Kuzma, McCarter, Moore, O’Donnell and Rego are collectively referred to herein as the “Individual Defendants.”

17. Defendant HIG is a Delaware limited liability company. HIG is a private equity firm that has invested and managed more than 200 companies worldwide since its founding in 1993 and has over $8.5 billion under management.

18. Defendant Peak is a Delaware corporation and is an affiliate of HIG.

19. Defendant Merger Sub is a Delaware company and wholly-owned subsidiary of Peak formed solely to effectuate the Buyout. Collectively, Peak and Merger Sub are referred to as “Peak” herein.

20. The Individual Defendants, Comverge, HIG and Peak, are collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the holders of the common stock of the Company, who have been and/or will be harmed as a result of the wrongful conduct alleged herein (the “Class”). The Class excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

22. This action is properly maintainable as a class action.

23. The Class is so numerous that joinder of all members is impracticable. As of April 15, 2011, the Company had over 25 million shares outstanding that were not beneficially owned by the Defendants. Members of the Class are scattered geographically and are so numerous that it is impracticable to bring them all before this Court.

24. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

(b) whether HIG and Peak have aided and abetted such breaches of fiduciary duty; and

(c) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

25. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

27. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background of the Company

28. The Company business began as divisions of Scientific Atlanta, Inc. and Lucent Technologies Inc. in 1974 and 1991, respectively. In 1992, Acorn Energy, Inc. (“AEI”), created its Powercom Division to develop advanced meter reading, electric utility data management and analysis, and load management solutions. Comverge was organized in 1997 as a Delaware corporation by AEI. The Company evolved its operations through the acquisition of the Utility Solutions Division of Lucent Technologies Inc. in 1997 and the organization of Comverge Control Systems, Ltd. in 1998.

29. In April 2007, the Company completed its initial public offering. In October 2010, Comverge unveiled its vision for IEM, its next-generation of software, hardware and services that help electric utilities, commercial and industrial organizations and consumers optimize energy usage. Currently about 500 utilities and 2,100 customers use the Company’s services to curb power demand during peak use times, especially in summer months when air conditioners are widely used. Most of the Company’s clients are located within the United States.

30. On December 20, 2011, the Company announced a $27 million agreement to manage electricity demand of Eskom, the largest electricity provider in Africa, by creating and co-managing Africa’s first open market for demand response resources. The Eskom contract represents the first significant international contract for the Company. According to the press release announcing the Eskom contract:

“This new partnership with Eskom, the largest electricity provider in Africa, validates the power of Comverge’s integrated Intelligent Energy Management (IEM) solutions and demonstrates how they can help address some of the most complex electricity supply and demand challenges in the world,” said R. Blake Young, president and chief executive officer, Comverge. “Working closely with Eskom, Comverge will establish the first sophisticated, broadly available capacity market in South Africa and help launch a network of curtailment service providers. This project requires proven, comprehensive demand response technology and know-how and we believe that Comverge’s IntelliSOURCE enterprise software platform combined with our decades of experience in understanding energy markets will serve Eskom well in meeting its progressive energy management objectives.”

31. Although the Company has faced some difficulties with restructuring its debt, which is due in 2012, Comverge is nevertheless well positioned for future growth. While the Company’s annual report noted that it had received letters from its lenders that the Company was not meeting revenue targets, Comverge has begun making monthly amortization payments until it is compliant with revenue targets and has not received a notice of acceleration of its debt.

32. Even so, the Company’s annual and fourth quarter results showed the Company’s growth potential with 2011 being the Company’s “strongest operational and financial performance in the company’s history” with reported 2011 revenues of $136.42 million as compared to $119.389 million in 2010 and $98.844 million in 2009. Highlights of financial results include:

•	2011 annual revenue growth of 14 percent

•	Removed $4.1 million of expense from the business

•	Added more than 800 new megawatts (MW) under management

•	Secured first international contract with Eskom, the largest electricity provider in Africa

•	Increased adoption of IntelliSOURCE, with 22 utilities now using Comverge’s new enterprise software platform

•	Working with lenders and potential strategic parties to address liquidity and capital issues

33. According to Young, Comverge “had a strong finish to 2011, highlighted by [its] first international win with Eskom, the largest utility in Africa, continued adoption of [its] IntelliSOURCE platform, and growth across both [its] residential and commercial and industrial businesses….With [its] recent new client wins, strong backlog, and improved cost structure, we believe that upon resolution of [its] capital needs, the company is well-positioned for growth and continued success in the energy management space.” Moreover, the Company expects even stronger growth in 2012, with revenues ranging from $145 to $170 million and adjusted EBITDA from $3.0 to $10.0 million.

B.	The Buyout

34. On March 26, 2012, Comverge issued a press release to announce that it had entered into the Merger Agreement with Peak to be acquired by Merger Sub for $1.75 per share in cash, or approximately $49 million in equity value. In addition, HIG will provide Comverge with $12 million in debt financing in a separate transaction not contingent on the acquisition being completed.

35. Under the Merger Agreement, the Company may initiate and encourage alternative acquisition proposals from third parties and provide non-public information until April 25, 2012 (the “Go-Shop Period”). The Company may extend the 30-day Go-Shop Period for ten days if it receives an alternative proposal that it believes may lead to a “Superior Proposal.”1 After the conclusion of the Go-Shop Period, the Company will be subject to “no-shop” restrictions and prohibited from soliciting alternative proposals.

36. In connection with the termination of the Merger Agreement under specified circumstances, including with respect to the Company’s entry into an agreement with respect to a Superior Proposal, the Company is required to pay to Peak a termination fee equal to $1.93

[1]	According to the Merger Agreement, a Superior Proposal means any bona fide written Acquisition Proposal which is not solicited or received in violation of this Section 7.5 [Go-Shop Period] with the percentages set forth in the definition of such term changed from 15% to 100% with respect to total assets and from 15% to 75% with respect to total voting power) that the Strategy Committee determines in good faith, after consultation with its outside legal counsel and financial advisors (w) provides the Company’s stockholders with consideration having a value per Share that exceeds the Offer Price, (x) would result in a transaction, if consummated, that would be more favorable to the holders of Company Common Stock (taking into account all facts and circumstances, including all legal, financial, regulatory and other aspects of the proposal than the transactions contemplated hereby, (y) is reasonably likely to be consummated in a timely manner (taking into account all legal, financial, regulatory and other relevant considerations), and (z) is not subject to a financing condition or contingency (in each case taking into account any revisions to this Agreement made or proposed in writing by [Peak] prior to the time of determination).

million unless the termination by the Company and entry into an agreement with respect to a Superior Proposal occurs during the Go-Shop Period, in which case the Company is required to pay Parent a termination fee equal to $1.206 million and the Company also will be obligated to reimburse Parent for its expenses up to a limit of $1.5. Thus, the Company may be required to pay Peak as much as $2.706 to $3.43 million or 5.6% to 7% of the equity if a competing bidder emerges.

37. Importantly, HIG will begin the Tender Offer within ten to twenty days of announcement of the Buyout, while the Go-Shop Period is in effect, further reducing the likelihood of a competing bidder to emerge in a short time frame for such a micro-cap company as Comverge. Moreover, the Merger Agreement provides Peak with a top-up option (the “Top-Up Option.”), thereby further bolstering Peak’s position vis-à-vis any competing bidders.

38. If the Tender Offer is completed, HIG will acquire all remaining shares of the Company’s common stock through a second-step merger in which the holders of all shares not tendered in the tender offer and with respect to which appraisal rights are not timely and properly exercised will receive $1.75 in cash for each share of Comverge common stock they own, the same consideration per share as paid in the tender offer.

39. The $1.75 per share in cash agreed to by the Individual Defendants does not represent fair value for Comverge, in that it does not reflect the long-term value of the Company.

40. According to Thomson/First Call, analysts have valued the Company’s stock as high as $8.65 per share and Comverge’s common stock has traded as high as $5.09 per share in the past 52 weeks. One analyst commenting on the Buyout has noted that “we view the offer at 0.82 times the company’s 2012 consensus forecast gross profit of $60.2 million as a disappointing valuation.”

41. According to Antoine Gara of www.thestreet.com, “Comverge’s (COMV) sale to a private equity firm may save the energy metering company, but it comes at a big discount that will hurt existing shareholders. On Monday, Comverge said it would sell itself for $49 million — or $1.75 a share in cash — to the private equity firm H.I.G. Capital. That takeover price falls well below analyst estimates of the company’s worth and its 1-year highs even after a 2012 stock rally.” Gara further noted that the Buyout price is lower than analyst estimates that took in account the Company’s liquidity concerns, “[s]till, analysts gave the Norcross, Ga-based company a value far higher than the $1.75 takeout price, even after accounting for Comverge’s liquidity strains. The takeover price falls well below the $2.35 share value for Comverge that analyst polled by Bloomberg give the company.”

42. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Comverge’s public shareholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Rather than truly shop the Company to the highest bidder, the Individual Defendants have agreed to an illusory Go-Shop Period that is unlikely to generate a reliable post-signing market check because Comverge is a micro-cap company and because the Individual Defendants have agreed to a mere 30-day Go-Shop Period that can be extended for a maximum 10 days, provided that the Company receives an alternative proposal that the Individual Defendants believe may lead to a Superior Proposal.

43. Instead, in agreeing to the Buyout, the Individual Defendants failed to maximize Comverge’s value and have further agreed to many buyer-friendly deal protection devices, including a $2.7 to $3.43 million termination and expense fee (or 5.6% to 7% of the equity value of the deal) to discourage the emergence of any competing bidder. In addition, pursuant to Section 7.5 of the Merger Agreement, the Company is required to notify Peak within one business day if it received an alternative acquisition proposal during the Go-Shop Period. Moreover, the Board is required to give Peak three business days of notice if the Company has received a written acquisition proposal that the Board believes to be a Superior Proposal and negotiate with Peak to adjust the terms and conditions of the Buyout such that the competing acquisition proposal ceases to be a Superior Proposal and thereby decreasing the chance that a competing bidder emerges.

44. The Merger Agreement further provides that the Company’s executive officers will continue as officers of the successor entity until successors have been appointed or elected.

45. As it stands, the Buyout does not adequately value Comverge shares. Instead, as a direct result of the Board’s breach of duty, the Buyout will benefit Peak at the expense of Comverge’s public shareholders.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

46. Plaintiff repeats and realleges each allegation set forth herein.

47. The Individual Defendants have violated their fiduciary duties of care and loyalty, owed to public shareholders of Comverge.

48. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Comverge.

49. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duty of loyalty owed to the shareholders of Comverge because, among other reasons, they failed to take steps to maximize the value of Comverge to its public shareholders.

50. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Comverge’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

51. Defendants are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class. Unless Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

52. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of the Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting the Individual Defendants’

Breach of Fiduciary Duties Against Peak and HIG

53. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

54. Peak and HIG have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Comverge’s public shareholders, and has participated in such breaches of fiduciary duties.

55. Peak and HIG have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Peak and HIG rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Merger in breach of their fiduciary duties.

56. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that the action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Buyout, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Buyout or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as the Court may deem just and proper.

Dated: April 2, 2012	ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ P. Bradford deLeeuw
Carmella P. Keener (Del. Bar No. 2810)
P. Bradford deLeeuw (Del. Bar No. 3569)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433
OF COUNSEL:
Attorneys for Plaintiff
GARDY & NOTIS, LLP
Mark C. Gardy
James S. Notis
Kira German
560 Sylvan Avenue
Englewood Cliffs, NJ 07632
(201) 567-7377